Exhibit (m)(11)
SHAREHOLDER SERVICING PLAN
FOR ING FUNDS TRUST
     This Shareholder Servicing Plan (the “Plan”) is adopted by ING Funds Trust, a business trust organized under the laws of Delaware (the “Trust”), on behalf of the Class IS shares of the series listed on Schedule A to the Plan (each a “Fund”), as such schedule may be amended from time to time, subject to the following terms and conditions:
SECTION 1. ANNUAL FEES.
          Shareholder Services Fee. A Fund may pay to financial institutions, including ING Funds Distributor, LLC (“ING Funds Distributor”) and its affiliates, or other persons that provide certain services to the Fund (each, a “Service Provider”), a “services fee” under the Plan at the annual rate of 0.10%, computed based on the average daily net assets of Class IS shares of the Fund for which the Service Provider provides services (the “Services Fee”).
          Adjustment to Fees. A Fund may pay a Services Fee to the Service Provider at a lesser rate than the fees specified in Section 1 of the Plan.
          Payment of Fees. The Services Fee will be computed daily (on the basis of a 365-day year) and payable monthly by the Fund at the annual rates indicated above.
SECTION 2. EXPENSES COVERED BY THE PLAN.
          Services. Fees may be used to compensate Service Providers who provide administrative and support services to their customers who may from time to time beneficially own shares of beneficial interest in a Fund, which may include: (i) personal services and/or services associated with the maintenance of shareholders accounts; (ii) answering routine customer inquiries regarding the Fund; (iii) assisting customers in changing dividend options, account designations and addresses; and (iv) providing such other similar services directly to their customers to the extent permitted under applicable statutes, rules and regulations.
SECTION 3. APPROVAL OF TRUSTEES.
          Neither the Plan nor any related agreements will take effect until approved by a majority of the Board of Trustees of the Trust, or as otherwise required by applicable law.
SECTION 4. TERMINATION.
          The Plan may be terminated at any time by vote of a majority of the Board of Trustees of the Trust or vote of a majority of the outstanding voting securities of the Trust, or as otherwise required by applicable law.
SECTION 5. AMENDMENTS.
          No material amendment to the Plan may be made unless approved by the Trust’s Board of Trustees in the manner described in Section 3 above.

Exhibit (m)(11)
SECTION 6. REPORTING
          ING Funds Distributor shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and purposes for which such expenditures were made.
SECTION 7. MEANINGS OF CERTAIN TERMS.
          As used in the Plan, the term “majority of the outstanding voting securities” will be deemed to have the same meaning that term has under the Investment Company Act of 1940, as amended.
Last Approved: September 12, 2007

Exhibit (m)(11)
SCHEDULE A
ING Institutional Prime Money Market Fund
Class IS Shares

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